GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

_____

Supplement dated February 22, 2006
to
Prospectus and Disclosure Document
dated September 1, 2005

_____

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated September 1, 2005, and should be read together therewith.

You should carefully consider the "Risk Factors" beginning on page 13 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

SUMMARY

This supplement revises and replaces the second paragraph on page 1 of the Prospectus under the heading "Summary - Grant Park" in its entirety as follows:

Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner. Presently, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Saxon Investment Corporation and Winton Capital Management Limited, serve as Grant Park's commodity trading advisors. Grant Park expects to add an additional trading advisor, Welton Investment Corporation, effective March 1, 2006. As of January 31, 2006, the general partner allocated Grant Park's net assets among the trading advisors as follows: 20% to Rabar, 22% to EMC, 20% to Graham, 9% to Eckhardt, 10% to Saxon and 19% to Winton. The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month. Consequently, the current apportionment is subject to change. Grant Park anticipates that it will initially allocate approximately 12% of its assets to Welton. This will be achieved by reallocating a portion of the assets currently managed by Graham. Each of the trading advisors employs technical and trend-following trading strategies through proprietary trading programs in an effort to achieve capital appreciation while controlling risk and volatility. Grant Park has been trading continuously since January 1989 and, as of January 31, 2006, had a net asset value of approximately $307 million and 11,124 limited partners. As of the close of business on January 31, 2006, the net asset value per unit of the Class A units was approximately $1,101.88, and the net asset value of the Class B units was approximately $975.75. Since its inception and through February 28, 2003, Grant Park offered its beneficial interests exclusively to qualified investors on a private placement basis. Effective June 30, 2003, Grant Park began publicly offering both Class A and Class B units for sale.

This supplement revises and replaces the paragraphs on pages 6-7 of the Prospectus under the heading "Summary - The Trading Advisors" in their entirety as follows:

Grant Park currently trades through its six independent professional commodity trading advisors: Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company, Saxon Investment Corporation and Winton Capital Management Limited. Grant Park expects to add an additional trading advisor, Welton Investment Corporation, effective March 1, 2006. Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA. The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363. EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700. Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400. ETC is located at 53 West Jackson Boulevard, Suite 1240, Chicago, Illinois 60604, and its telephone number is (312) 939-4712. Winton Capital Management is located at

1-5 St. Mary Abbott's Place, London, W8 6LS, United Kingdom, and its telephone number is 011-44-20-7610-5350. Saxon Investment Corporation is located at 403 Stargate Way, Seguin, Washington, 98382, and its telephone number is (360) 582-9710. Welton Investment Corporation is located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California, 93921, and its telephone number is (831) 626-5190.

This supplement revises and replaces the paragraph on page 8 of the Prospectus under the heading "Summary - Fees and Expenses - Incentive Fees" in its entirety as follows:

- *Incentive Fees*—Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor's allocated net assets at the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor's initial allocation of net assets. Currently, the incentive fees are payable as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 24% to Saxon and 20% to Winton. Effective March 1, 2006, Grant Park will also pay incentive fees of 20% to Welton. The method of calculating new trading profits on the allocated net assets of each trading advisor is described in "Fees and Expenses— Incentive Fees."

RISK FACTORS

This supplement revises and replaces the paragraph on page 21 of the Prospectus under the heading "Risk Factors - The general partner places significant reliance on the trading advisors and their key personnel" in its entirety as follows:

The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park's assets. The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park's transactions. The loss of the services of any trading advisor's principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor's ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park's performance. Each of Grant Park's trading advisors is controlled, directly or indirectly, by single individuals. These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton, Howard Seidler at Saxon and Patrick Welton at Welton, have major roles in developing, refining and implementing each of their trading advisor's trading strategies and operating its business. The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors' operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

THE TRADING ADVISORS

This supplement revises and replaces the first paragraph on page 29 of the Prospectus under the heading "The Trading Advisors" in its entirety as follows:

The general partner has retained Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Saxon Investment Corporation and Welton Investment Corporation as Grant Park's trading advisors. Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998. Graham began trading for Grant Park on September 1, 2003. Winton and Saxon began trading for Grant Park on August 1, 2004. It is expected that Welton will begin trading for Grant Park on March 1, 2006. As of January 31, 2006, Grant Park's assets were allocated among the trading advisors as follows: 20% to Rabar, 22% to EMC, 20% to Graham, 9% to Eckhardt, 10% to Saxon and 19% to Winton. The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month. Consequently, the current apportionment is subject to change. Grant Park anticipates that it will initially allocate approximately 12% of its assets to Welton, which will be achieved by reallocating a portion of the assets currently being managed by one of its existing trading advisors, Graham.

This supplement revises and updates the discussion in the Prospectus under the heading "The Trading Advisors" by adding the following paragraphs on page 45 immediately following the last paragraph under the heading "Saxon's Trading Program":

Welton Investment Corporation

Welton Investment Corporation is a Delaware corporation and is the successor to a California corporation originally formed in November 1988. In 1989, Welton became a registered commodity trading advisor and commodity pool operator with the CFTC. The firm is also a member of the NFA, the Managed Funds Association, and the Alternative Investment Management Association. Welton's offices are located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California 93921-6147. The firm's telephone number is (831) 626-5190. As of January 31, 2006, Welton managed approximately $70 million and had 12 employees.

Welton provides qualified investors professional investment management services focused on managed futures-based trading strategies utilizing quantitative research combined with experienced portfolio management. Welton's beneficial shareholders include: Patrick Welton, Annette Welton and Jerry Harris. The Principals of Welton are: Patrick Welton, Annette Welton, Jerry Harris, Brent Hankins and David Nowlin. All five principals have worked together at Welton for over a decade.

Management

Patrick Welton is a co-founder of the firm, and serves as Chief Executive Officer and Chairman. Mr. Welton oversees the firm's trading and research efforts, and is the senior management reviewer of all risk management reporting. He has been active in futures, options, and equities market research since 1981 and served on the Board of Directors of the NFA from 1997-2000. Mr. Welton has spoken at conferences, authored articles, participated in panel presentations and served on committees for the Managed Funds Association and the NFA. He is also an investment committee member of a California public pension plan and an endowment. Mr. Welton holds undergraduate, doctoral and postdoctoral degrees from the University of Wisconsin, UCLA and Stanford University, respectively.

Annette Welton is a co-founder of the firm, and serves as the Chief Operating Officer and Chief Financial Officer. Ms. Welton oversees all corporate finance and operations for the firm. She leads Welton's Executive Team in addition to developing strategic corporate planning policy. She has served in the MFA's Public Relations and Trading and Markets Committees, as well as on the NFA's Nominating Committee. Ms. Welton holds a Bachelor of Science degree from UCLA.

Jerry Harris serves as Director of Business Development and draws on 20 years of senior-level experience with various global alternative investment firms. He has been a member of AIMA, MFA, Center for International Securities and Derivatives Management and the Family Office Exchange. Mr. Harris holds a Masters of Science degree in Information Systems from USC and a Bachelor of Science degree in Aeronautical Engineering from the University of Virginia. He also holds the Chartered Alternative Investment Analyst designation. Mr. Harris has been with Welton for 13 years.

Brent Hankins is the firm's Senior Portfolio Manager and Chief of Trading Operations. Mr. Hankins' responsibilities include portfolio management, research and development of trading strategies and oversight of the firm's trading operations. He holds a Bachelor of Science degree in Agricultural Business from California Polytechnic University at San Luis Obispo. Mr. Hankins began his career as a Trading Associate with Welton and has been with the firm for 13 years.

David Nowlin is the firm's Chief Compliance Officer and Administrative Operations Manager. Mr. Nowlin oversees all aspects of the firm's corporate and regulatory compliance along with the administrative operations. He previously worked as an Associate with the firms formerly known as Price Waterhouse and Dean Witter Reynolds. Mr. Nowlin earned an MBA from Santa Clara University and a Bachelor of Arts degree from Westmont College, and has been with the firm for 13 years.

Welton's Trading Program

Since its inception, Welton has offered managed futures advisory services to trading managers, institutional and high net worth clients. Welton will use its Global Direction Portfolio program, described below, in managing the assets assigned to it from Grant Park.

Global Directional, which has been trading since June 2004, is designed to reliably deliver the style class returns of directional managed futures accompanied by a sustainable performance advantage. This program leverages Welton's research and trading experience including Welton's Alpha Strategies Portfolio program trading since October 1996. The program trades exchange-traded futures and forward contracts and may engage in exchange for physical (EFP) transactions.

Global Directional follows a rigorous and transparent investment process starting from the design level through final performance assessment to both internal and external standards. Global Directional utilizes complementary mathematical model classes in the trade screening process, tracking numerous global commodity, currency, interest rate, and equity index markets. These methods span differing sub-styles as well as timeframes. Dynamic portfolio sector and time frame position exposures create tendencies within the portfolio toward lower exposures in over extended trends and in non-directional markets, and toward higher exposures in both rapidly moving and longer sustained trending markets. Rigorous benchmarking used includes measured assessments of core return basis, beta capture of the style class, style class consistency, alpha generation to style class, and low correlation to other asset classes.

Welton continues to develop and refine investment strategies and programs through ongoing research and development. Its own internal benchmarking process is an important contributor to this research flow. At its sole discretion, Welton may adjust the methodology, weighting, capacity and market composition of its portfolios at any time. Accordingly, the methods that may be used by Welton in the future on behalf of Grant Park might differ from those currently being applied. However, the general partner will be informed of all material changes to Welton's trading methods prior to implementation.

FEES AND EXPENSES

This supplement revises and replaces the paragraph on pages 79-80 of the Prospectus under the heading "Fees and Expenses - Fees and Expenses Paid by Grant Park - Incentive Fees" in its entirety as follows:

Grant Park will pay each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor's allocated net assets as of the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor's initial allocation of net assets. The incentive fees will be as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 24% to Saxon and 20% to Winton. Effective March 1, 2006, Grant Park will also pay incentive fees of 20% to Welton.

This supplement revises and replaces the paragraph on page 84 of the Prospectus under the heading "Fees and Expenses - Fees and Expenses Paid by the General Partner - Trading Advisor Consulting Fees" in its entirety as follows:

Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor's month-end allocated net assets, excluding any notional funds, and paid quarterly. The general partner pays Grant Park's current trading advisors consulting fees in the following annual amounts: 2% to Rabar, 1.5% to EMC, 1% to ETC, and 2% to Graham, 1% to Winton and will pay 1.2% to Welton. Grant Park does not pay any consulting fees to Saxon.

This supplement revises and replaces the paragraph on page 150 of the Prospectus under the heading "Potential Advantages of Investment - Professional Trading" in its entirety as follows:

Grant Park's trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited and Saxon Investment Corporation. Grant Park expects to add an additional trading advisor, Welton Investment Corporation, effective March 1, 2006. Each trading advisor uses its own proprietary trading program. Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals. The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

This supplement revises and replaces the paragraph on page 71 of the Prospectus under the heading "Qualitative and Quantitative Disclosures About Market Risk - Qualitative Market Risk - Non-Trading Risk Exposure - Cash Management" in its entirety as follows:

Grant Park maintains a portion of its assets at its clearing brokers, as well as at Lake Forest Bank & Trust Company. These assets, which may range from 5% to 25% of Grant Park's value, are held in U.S. Treasury securities and/or repurchase agreements utilizing investment grade securities. The balance of Grant Park's assets, which range from 75% to 95%, are invested in investment grade money market instruments purchased at either Middleton Dickinson Capital Management, LLC, which are held in a separate, segregated account at State Street Bank and Trust Company, or are purchased directly through Harris Nesbitt Corp., a member of BMO Financial Group. Violent fluctuations in prevailing interest rates could cause immaterial mark-to-market losses on Grant Park's cash management income.